Valassis Communications, Inc.
19975 Victor Parkway
Livonia, MI 48152

August 7, 2012
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Larry Spirgel

RE:	Valassis Communications, Inc. (the “Company”, “we” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2011 as Amended (the “10-K”)
Filed February 27, 2012
Form 8-K filed April 26, 2012 (the “April 8-K”)
File No. 001-10991

Dear Mr. Spirgel:

Set forth below are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 24, 2012, with respect to the above-referenced filings.   For your convenience, we have reprinted the Staff’s comments (in italics) below immediately prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

3. Long-Term Debt, page 45

Senior Secured Credit Facility, page 46

1.
It appears that the Senior Secured Credit Facility, which you entered into on June 27, 2011, contains put and call provisions as indicated in the penultimate paragraph to Note 3. Please disclose the substantive terms of such provisions and your basis for accounting in the financial statements.

We respectfully advise the Staff that the penultimate paragraph to Note 3 refers to when or how we may repurchase our debt, including debt issued under our senior secured credit facility and indentures.  Our senior secured credit facility does not contain any put or call provisions.  The puts and calls referred to in this paragraph refer to provisions in our indentures and are discussed in greater detail elsewhere in Note 3, including certain optional and mandatory redemption features, as well as contingent and credit event acceleration features.  We have assessed all of these features for potential bifurcation in accordance with FASB Accounting Standards Codification Topic 815, Derivatives and Hedging, and have determined in all instances that the economic characteristics and risks of the features are clearly and closely related to those of the debt host contract and bifurcation from the debt host contract is not required.  To avoid confusion, in future filings, including our Quarterly Report on Form 10-Q for the period ended June 30, 2012, we will remove the references to put and call rights in this paragraph and include a section heading for this paragraph entitled “Repurchases of Debt”.

5. Income Taxes, page 51

2.	With a view towards expanded footnote disclosure, tell us the nature of the partnership(s) associated with tax losses reported on page 53.

The limited liability companies associated with the tax losses reported on page 53 of the 10-K are Valassis Relationship Marketing Systems, LLC (“VRMS”) and Promotion Execution Partners, LLC (“PEP”).

VRMS, a wholly-owned subsidiary of the Company, develops and supports customer database analytic tools.  The operations of VRMS are immaterial to our business, representing revenue of $4.5 million and profits of $0.4 million in 2011.  We own 48% of PEP, a limited liability company engaged in promotion management and execution. This limited liability company is also immaterial to our business, accounting for investment income of approximately $1.0 million in 2011.

The deferred taxes attributable to these limited liability companies (which were taxed as partnerships) are the result of various book-to-tax differences from previous years.   The Company believes that no additional footnote disclosure is necessary because neither VRMS nor PEP is material to its business.

8. Gain from Litigation Settlement, page 56

3.
We note that your subsidiary, Valassis Direct Mail, Inc., entered into a 10-year shared mail distribution agreement with News Marketing In-Store Services, Inc. in connection with your Settlement Agreement with the News Group. With a view towards expanded footnote and MD&A disclosure, please respond to each of the following questions regarding this agreement.

Background

As disclosed in the 10-K, Valassis Direct Mail, Inc. entered into a shared mail distribution agreement (the “Shared Mail Agreement”) with News America, Inc. in connection with our Settlement Agreement with News (as defined in the 10-K).  Although the Shared Mail Agreement and Settlement Agreement were entered into concurrently, as set forth in Section 2 of the Settlement Agreement (which was filed as Exhibit 10.1 to the Current Report on Form 8-K that we filed with the Commission on February 8, 2010), the amount received under the Settlement Agreement was not part of the consideration for the Shared Mail Agreement.  We analyzed the proper accounting treatment for the Shared Mail Agreement by taking into account comments made by the Commission regarding litigation settlements at the 2007 AICPA National Conference on Current SEC and PCAOB Developments and the allocation guidance within FASB Accounting Standards Codification Topic 605-25, Revenue Recognition – Multiple-Element Arrangements, which, taken together, support the conclusion that the terms of the agreement are at market, and do not suggest that the settlement amount should be allocated, in part, as future consideration for the Shared Mail Agreement.  In addition, we respectfully advise the Staff that the Shared Mail Agreement is not material to either our shared mail segment or our business as a whole.

a.           Tell us the specific terms of the distribution agreement.

The Shared Mail Agreement became effective January 1, 2011 and has a ten year term.  The agreement requires that a minimum of 4 million of News America's SmartSource Free-standing Inserts be distributed annually in our RedPlum Shared Mail package in markets selected by News America.  The Shared Mail Agreement was based on our general customer form agreement and includes customary terms and provisions, such as indemnification provisions, intellectual property protections and warranties.

b.           Explain to us if these terms were market terms and compare them to what you charge other parties for these services.

The Shared Mail Agreement contains market terms consistent with those included in our shared mail distribution agreements with other similar customers, with pricing based on the volume commitments within the agreement.

c.           Tell us if it was unusual for you to enter into an agreement such as this, covering a ten year period, or are there other instances where you have entered into similar agreements covering a similar multiple-year period.

Although we have many multi-year agreements with other clients, we do not have any other shared mail distribution agreements with an initial term of ten years.  Our average contract length is approximately 14 months, with the next longest agreement being 5 years.  However, we have many customers who continue to renew their contracts with us, resulting in relationships well beyond a 10-year period.

d.           Explain your accounting for this agreement, including but not limited to revenue recognition.

We account for the Shared Mail Agreement in the same manner as all of our other shared mail distribution agreements.  As described in the “Shared Mail” section of Note 1 to our consolidated financial statements in our 10-K, we recognize revenue upon acceptance of the package by the U.S. Postal Service, as this represents the completion of the revenue generating cycle.

e.           And quantify for us the impact of the services provided under this agreement on your income statement, i.e. amounts of revenues and gross margins earned since the inception of the agreement.

In each of 2011 and the first six months of 2012, the Shared Mail Agreement accounted for less than 1% of segment revenue and gross margin. As noted above in the “Background” section, this agreement is not material to the Company.

Form 8-K filed April 26, 2012
Exhibit 99.1, pages 4-5

4.
We note that you reported diluted cash EPS, which is a non-GAAP liquidity measure per share. We believe it is not appropriate to present a non-GAAP liquidity measure per share in your filings with us, including your Form 8-K earnings releases. Further, it is not a performance measure which is suggested by your reconciliation of diluted cash per share to net earnings per share as reported. Please revise in future filings to delete the diluted cash per share presentation, including a Full Year Diluted Cash EPS Guidance. We refer you to the guidance in Question 102.05 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

We define diluted cash EPS, a non-GAAP financial measure, as our net earnings per common share, diluted, plus the per-share effect of depreciation, amortization, stock-based compensation expense, restructuring and other non-recurring costs, net of tax, and loss on extinguishment of debt and related charges, net of tax, less the per-share effect of capital expenditures.  We use diluted cash EPS solely as a performance measure and not as a liquidity measure.  We note that our earnings release expressly provides that “diluted cash EPS is useful to investors because it provides a measure of our profitability on a more comparable basis to historical periods and provides a more meaningful basis for forecasting future performance. . .” Further, in accordance with Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures dated July 8, 2011, we reconciled the measure to net earnings per share.  Notwithstanding the foregoing, in response to the Staff’s comment, we will change the title of this non-GAAP financial measure to modified EPS.  In addition, in order to avoid any confusion, beginning with our recently issued earnings release for the second quarter of 2012, which we furnished to the Commission under cover of Form 8-K on July 26, 2012, we now include disclosure that explicitly provides that diluted cash EPS (which we will hereinafter refer to as modified EPS) is being used solely as a measure of our performance and not as a liquidity measure and is not an alternative to cash flows from operating activities.

* * * * *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (734) 591-4900 or Linda Schalek at (734) 591-4976.

Sincerely,

/s/ Robert L. Recchia
Name: Robert L. Recchia
Title: Executive Vice President and Chief Financial Officer

Cc:  Kathryn Jacobson
        Robert S. Littlepage
        Ajay Koduri